U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

BC FORM 53-901F

(Formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
Item 1: Reporting Issuer:	DRC Resources Corporation.
595 Howe Street, Suite #601
Vancouver, B.C. V6C 2T5
Phone: (604) 687-1629 - Fax (604) 687-2845
Email address: drcresources@uniserve.com

Item 2: Date of Material Change: December 18, 2003

Item 3: Press Release: Dated December 18, 2003 issued in Vancouver, British Columbia

Item 4: Summary of Material Change:

Update on Afton Copper-Gold Project

  Behre Dolbear & Company have been commissioned to prepare a Pre-Feasibility Study based on a December, 2003 upgrade of the May, 2003 Mineral Resource Study. The updated resource study has upgraded sufficient of the inferred to the indicated category of mineral resources in the Afton Main Zone, to permit exclusion of the inferred resource material in the preparation of a new reserve-based Pre-Feasibility Study. Accordingly, the reserves announced in Press Release dated October 8, 2003 are retracted, but should be re-established in the mine plan of the newly commissioned Pre-Feasibility Study.
  Competent rock conditions have been encountered in the early stages of excavation of the portal decline.
  Surface diamond drilling continuing for both the Afton and Pothook Mineral Zones.

Item 5: Full Description of Material Change:

DRC Resources has commissioned Behre Dolbear & Company Ltd. to prepare a Pre-Feasibility Study based on a December, 2003 upgrade of the May, 2003 Mineral Resource Study by Giroux Consultants. Ltd., a member of the Behre Dolbear consulting group. The updated resource study has upgraded sufficient of the inferred to the indicated category of mineral resources in the Afton Main Zone, to permit exclusion of inferred resource material in the preparation of a new reserves-based Pre-Feasibility Study. Accordingly, the reserves announced in Press Release dated October 8, 2003 are retracted, but should be re-established in the mine plan of the newly commissioned Pre-Feasibility Study. An updated mine plan is now being completed by Metalica S.A. of Chile, the mine planning member of the Behre Dolbear group, with the full Behre Dolbear Pre-Feasibility Study to follow.

Afton Main Zone

Mineral Resource Estimate1 - *0.70% Copper Equivalent Cutoff 2

(December, 2003)

Resource Category	Tonnes>Cutoff (tonnes)[3]	Grade>Cutoff [3]		Contained Product In-situ[4]
		CuEQ%	AuEQ(g/t)	Copper (lb)	Gold (oz)
Measured	9,540,000	1.956	3.039	271,000,000	290,000
Indicated	59,160,000	1.635	2.541	1,368,000,000	1,577,000
Measured and Indicated	68,700,000	1.679	2.609	1,639,000,000	1,866,000
Inferred	7,450,000	1.480	2.300	151,790,000	188,000

NOTES

1 Metal Prices Used: Copper $US 0.85/lb, Gold $US 375/oz, Silver $US 5.25/oz and Palladium $US 200/oz.

1 Assumed Metal Recovery: Copper 90%, Gold 90%, Palladium 74%, and Silver 75%.

2 Cutoff selected for application in the mine plan of the current scoping study and expected to be applied in the newly commissioned pre-feasibility study.

3 Blocks greater than cut-off for tonnes and grade are included in the calculation for the specified grade cut-off.

4 Not all tonnage will be recovered in mining, nor will all metal be recovered in milling and processing.

5 The tables above included only blocks above the reported cutoff. There are also a considerable number of blocks present below this cutoff, some of which will probably be included with the material mined using the proposed mining method.

Table 1: Afton Main Zone Measured Resource
Cutoff CuEQ %	Tonnes> Cutoff (tonnes)	Grade > Cutoff						Contained Product In-situ
		Cu %	Au (g/t)	Ag (g/t)	Pd (g/t)	CuEQ %	AuEQ (g/t)	Cu (Mlbs)	Au (Mozs)
0.40	11,180,000	1.151	0.844	3.057	0.110	1.748	2.716	283.74	0.303
0.50	10,600,000	1.198	0.878	3.187	0.113	1.819	2.827	280.01	0.299
0.60	10,030,000	1.246	0.913	3.320	0.116	1.891	2.938	275.57	0.294
*0.70	9,540,000	1.289	0.945	3.438	0.117	1.956	3.039	271.15	0.290
0.80	9,050,000	1.333	0.976	3.559	0.118	2.021	3.140	266.00	0.284
0.90	8,590,000	1.374	1.008	3.679	0.120	2.084	3.238	260.25	0.278
1.00	8,110,000	1.418	1.041	3.815	0.121	2.151	3.342	253.57	0.271

Table 2: Afton Main Zone Indicated Resource
Cutoff CuEQ %	Tonnes> Cutoff (tonnes)	Grade > Cutoff						Contained Product In-situ
		Cu %	Au (g/t)	Ag (g/t)	Pd (g/t)	CuEQ %	AuEQ (g/t)	Cu (Mlbs)	Au (Mozs)
0.40	73,610,000	0.911	0.719	2.164	0.110	1.421	2.208	1478.64	1.702
0.50	68,350,000	0.959	0.757	2.277	0.114	1.496	2.325	1445.33	1.664
0.60	63,840,000	1.003	0.792	2.379	0.116	1.562	2.427	1411.90	1.626
*0.70	59,160,000	1.049	0.829	2.487	0.119	1.635	2.541	1368.40	1.577
0.80	54,350,000	1.100	0.870	2.604	0.121	1.713	2.662	1318.26	1.520
0.90	50,080,000	1.148	0.908	2.719	0.123	1.787	2.777	1267.70	1.462
1.00	46,120,000	1.194	0.946	2.833	0.125	1.859	2.889	1214.23	1.403

Table 3: Afton Main Zone Inferred Resource

Cutoff CuEQ %	Tonnes> Cutoff (tonnes)	Grade > Cutoff						Contained Product In-situ
		Cu %	Au (g/t)	Ag (g/t)	Pd (g/t)	CuEQ %	AuEQ (g/t)	Cu (Mlbs)	Au (Mozs)
0.40	10,350,000	0.761	0.643	1.974	0.109	1.220	1.896	173.67	0.214
0.50	9,390,000	0.811	0.683	2.093	0.113	1.299	2.019	167.92	0.206
0.60	8,430,000	0.864	0.731	2.211	0.116	1.384	2.151	160.60	0.198
*0.70	7,450,000	0.924	0.784	2.341	0.120	1.480	2.300	151.79	0.188
0.80	6,420,000	0.996	0.851	2.473	0.126	1.598	2.483	140.99	0.176
0.90	5,680,000	1.056	0.907	2.578	0.129	1.695	2.634	132.26	0.166
1.00	5,090,000	1.109	0.955	2.665	0.133	1.781	2.767	124.47	0.156

*Selected Example of Copper Equivalent Cutoff Grade

Note: Mlbs = Million Pounds, Mozs = Million Ounces

Giroux Consultants report that their work entailed estimating the mineral resources of the Afton Main Zone in conformance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects..

Mr. Gary Giroux, P.Eng., of Giroux Consultants Ltd., has reviewed and approved the contents of this press release. In accordance with National Instrument 43-101, this report will be an update of the May 2003 Mineral Resource Study, a technical report. The updated resource estimate in conjunction with the Pre-Feasibility report will be filed on SEDAR within 30 days.

Afton Underground Exploration

The Company is very pleased with the results of the Afton underground exploration (5m X 5m) portal decline, under the direction of Mining Engineer, Michael G. Stoner, P.Eng., Competent rock conditions have been encountered in the early stages of excavation and Mr. Stoner states "the ground was reported fractured but well in filled and proved to be competent". These favorable rock conditions are encouraging geotechnically for the continuation of the underground program in 2004.

The Surface Diamond Drilling is continuing for both the Afton and the Pothook Mineral Zones.

Item 6: Reliance on section 85 (2) of the Act: Filed on a confidential basis: Not Applicable.

Item 7: Omitted Information: Not Applicable

Item 8: Senior Officer: John H. Kruzick 604-687-1629

Item 9: Statement of Senior Officer: "The foregoing accurately discloses the material change referred to herein."

Dated at Vancouver, British Columbia on the 18th day of December, 2003

"signed"

John H. Kruzick, President/Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION

(Registrant)

Date: December 18, 2003

By:

/s/ John Kruzick

John Kruzick, President/Director